Mail Stop 6010                                                    July 3, 2007

Mr. John R. Perkins
President
First Trinity Financial Corporation
7633 E. 63rd Place, Suite 230
Tulsa, Oklahoma 74133

**Re:     First Trinity Financial Corporation**
**        Form 10-SB**
**        Amendment no. 1 filed June 22, 2007**
**        File No. 0-52613**

 Dear Mr. Perkins:

        We have reviewed your filing and have the following comments.  Where
indicated, we think you should revise your document in response to these comments.  If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure.  After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comments or on any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10SB

1.  We note your response to comment 3 and reissue the comment in part.  Please
    expand the discussion to indicate Mr. Smith's employment with IHLIC.

Trinity Life Insurance Company, page 3

2.  Please disclose the annual minimum payment to IHLIC.

3. Please define the terms reinsurance and retention.

4. You state you do not receive any commissions or fees from the sale of your products.  Is this because you have no product sales to date?  Please advise or revise.  We may have additional comments.

5. We note your response to comment 5 and reissue the comment.  How does the level of capital and surplus affect your business?  What level of business can you sell with your planned capital and surplus of $5 million?

6. Please explain what you mean by the statement that your "product is designed to be profitable when it meets its assumptions in the product design."  We may have additional comments.

7. We note your response to comment 8 and reissue the comment.  Since you will not receive any commissions and the annuity rider does not contain any fees or load, please explain how you will be compensated.  If you do not anticipate that the sale of your current product will be profitable to you, please clearly state this fact.

Employees, page 7

8. Please expand the discussion to indicate the number of independent contractor agents who are licensed with TLIC as of the most recent date practicable.

Financial Statements

Net Loss Per Common Share, page 29

9. Please revise your disclosure on page 29 to include the information provided in your response to comment 35 to explain why the number of shares used in computing loss per share is greater than total shares outstanding.  Disclose the date you assumed the shares were issued for purposes of computing loss per share.

Loans from Premium Financing, page 29

10. Please tell us and state here what factors were considered in determining that there were no loan losses as of March 31, 2007, as disclosed on page 33.

Mr. John R. Perkins
First Trinity Financial Corporation
July 3, 2007

<center>*     *     *</center>

<u>General</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. John R. Perkins
First Trinity Financial Corporation
July 3, 2007

You may contact Tabatha Akins at (202) 551-3658 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,


Jeffrey Riedler
Assistant Director